Exhibit 99.1

Subsea 7 S.A. awarded contract in the North Sea

Luxembourg – April 18, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a contract with A/S Norske Shell for subsea pipeline installation services for the Ormen Lange Northern Field Development – Mid North Project in the Norwegian Sea.

The work is the first call-off under Subsea 7’s Frame Agreement with Shell for Pipeline Installation services in the North Sea region awarded in September 2010, and the call-off is valued at approximately $70 million.

The Mid North Project will be developed with a new subsea template located approximately 6 km north of the existing subsea facilities on Ormen Lange in around 900m water depth, and will be tied-back to Ormen Lange by two 12” Production pipelines, a 6” service pipeline and a control umbilical.

Subsea 7’s scope is to fabricate and install the two 6 km long 12” rigid pipelines and the 6” service pipeline, and installation of the control umbilical.  Furthermore, Subsea 7 will perform all subsea connections and pre-commissioning activities on the new pipelines.

Engineering and procurement activities will commence immediately and will be performed at Subsea 7’s offices in Stavanger, Norway.  Fabrication of the pipeline will be carried out at Subsea 7’s North Sea Spoolbase at Vigra on the north-west coast of Norway, in early 2012.  Pipelay operations are due to commence in early 2012 and will utilise one of Subsea 7’s specialised reeled pipelay vessels.  The remainder of the offshore installation scope will be performed in summer 2012, utilising Subsea 7’s specialised offshore construction vessels suitable for deepwater subsea construction work.

The Ormen Lange field is located in the Norwegian Continental Shelf, approximately 130 km north-west of Kristiansund, in water depths between 850m and 940m.

*********************************************************************************************************************************************************************************
Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*********************************************************************************************************************************************************************************

Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.